Zeehaus Crowdfunding Campaign is Accepting Investment Reservation on Wefunder!

Hi Everyone!

Justin here, Founder and CEO of Zeehaus.

I would like to make two exciting announcements!

First, we're so excited to start accepting Zeehaus equity investment on Wefunder and are thrilled for what the future holds. Please refer to our “Testing The Waters” legend below.

Second, our digital real estate platform is now live after years of research, learning, and development!

A quick intro about Zeehaus. We are a digital real estate platform that connects homebuyers with real estate investors, who can invest digitally in owner-occupied homes in 100 increments and help a young homebuyer achieve homeownership, without a mortgage! We hope to offer a real and sustainable solution to the housing crisis leveraging our patented platform.

Our team has put a ton of effort into this campaign and into the development and launch of our proprietary real estate platform, and we're excited to see the fruit of our hard work come to life.

Right now, I just want to extend a virtual 'thank you' to all who have invested in our company so far! After all, Zeehaus depends on the support of the crowd to be a successful business, so we want to crowd-source our business, not just crowdfund it!

We will be sharing more about our services, technology, and business via our campaign page updates in the coming weeks...so please stay tuned!

If you have a moment, we also invite you to open an account on **Zeehaus.com** and you will be able to start exploring the full functionalities of our amazing digital platform. A small number of estate investment opportunities will be available for browsing, and we are just getting started.

We hope that you will consider being part of our mission to make investing and buying a home more affordable and easier!

Please share our campaign with your friends and family!

Finally, we have plans set in place to be responsive to our investor community and address feedback and questions promptly on the Wefunder platform. All new offering related questions can be directed to Wefunder.

Testing the Waters Legend

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Regards,

Justin Lee
Founder & CEO